As submitted confidentially with the U.S. Securities and Exchange Commission on May 11, 2022. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

[Xperi Product]

(Exact name of registrant as specified in its charter)

Delaware	83-4470363
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2160 Gold Street, San Jose, California	95002
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (408) 519-9100

With copies to:

Mike Ringler, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, California 94301-1908

(650) 470-4500

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	[●]

Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note

The entity plans to convert to a C-corporation and change its name prior to the effective date of this registration statement to [Xperi Product]. References to [Xperi Product] throughout the Information Statement are references to the registrant.

[Xperi Product]

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

Certain information required to be included in this Form 10 is incorporated by reference to specifically-identified portions of the body of the information statement filed herewith as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.

Item 1. Business.

The information required by this item is contained under the sections of the information statement entitled “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “The Separation and Distribution,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Certain Relationships and Related Party Transactions” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.

Item 1A. Risk Factors.

The information required by this item is contained under the sections of the information statement entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” Those sections are incorporated herein by reference.

Item 2. Financial Information.

The information required by this item is contained under the sections of the information statement entitled “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Those sections are incorporated herein by reference.

Item 3. Properties.

The information required by this item is contained under the section of the information statement entitled “Business—Property.” That section is incorporated herein by reference.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained under the section of the information statement entitled “Security Ownership of Certain Beneficial Owners and Management.” That section is incorporated herein by reference.

Item 5. Directors and Executive Officers.

The information required by this item is contained under the section of the information statement entitled “Board of Directors and Management.” That section is incorporated herein by reference.

Item 6. Executive Compensation.

The information required by this item is contained under the section of the information statement entitled “Executive Compensation.” That section is incorporated herein by reference.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is contained under the sections of the information statement entitled “Board of Directors and Management,” “Executive Compensation” and “Certain Relationships and Related Party Transactions.” Those sections are incorporated herein by reference.

Item 8. Legal Proceedings.

None.

Item 9. Market Price of, and Dividends on, the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained under the sections of the information statement entitled “Risk Factors,” “The Separation and Distribution,” “Dividend Policy,” “Capitalization” and “Description of Our Capital Stock.” Those sections are incorporated herein by reference.

Item 10. Recent Sales of Unregistered Securities.

The information required by this item is contained under the section of the information statement entitled “Description of Our Capital Stock—Sale of Unregistered Securities” That section is incorporated herein by reference.

Item 11. Description of Registrant’s Securities to be Registered.

The information required by this item is contained under the sections of the information statement entitled “Risk Factors,” “The Separation and Distribution,” “Dividend Policy,” “Capitalization” and “Description of Our Capital Stock.” Those sections are incorporated herein by reference.

Item 12. Indemnification of Directors and Officers.

The information required by this item is contained under the section of the information statement entitled “Description of Our Capital Stock—Limitations on Liability, Indemnification of Officers and Directors and Insurance” That section is incorporated herein by reference.

Item 13. Financial Statements and Supplementary Data.

The information required by this item is contained in the financial statements that are filed as Exhibits 99.2, 99.3 and 99.4 hereto and which are incorporated herein by reference. Additional information is contained under the section of the information statement entitled “The Separation and Distribution—Financial Statement Presentation.”

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15. Financial Statements and Exhibits.

(a) Financial Statements

The information required by this item is contained in the financial statements that are filed as Exhibits 99.2, 99.3 and 99.4 hereto and which are incorporated herein by reference. Additional information is contained under the section of the information statement entitled “The Separation and Distribution—Financial Statement Presentation.”

(b) Exhibits

The following documents are filed as exhibits hereto:

Exhibit Number	Description

2.1	Form of Separation and Distribution Agreement by and between Xperi Holding Corporation and [Xperi Product]*

3.1	Form of Amended and Restated Certificate of Incorporation of [Xperi Product]*

3.2	Form of Amended and Restated Bylaws of [Xperi Product]*

10.1	Form of Tax Matters Agreement by and between Xperi Holding Corporation and [Xperi Product]*

10.2	Form of Employee Matters Agreement by and between Xperi Holding Corporation and [Xperi Product]*

10.3	Form of Intellectual Property Cross-License Agreement by and between Xperi Holding Corporation and [Xperi Product]*

10.4	Form of Director and Officer Indemnification Agreement*

10.5	Form of Transition Services Agreement between Xperi Holding Corporation and [Xperi Product]*

10.6	[Additional Transaction Agreements TBD]*

21.1	List of Subsidiaries of [Xperi Product]*

99.1	Information Statement of [Xperi Product], preliminary and subject to completion, dated [●]

99.2	[Xperi Product] Combined Financial Statements for the years ended December 31, 2021, 2020 and 2019

99.3	TiVo Product Combined Financial Statements for the years ended December 31, 2019 and 2018**

99.4	TiVo Product Unaudited Condensed Financial Statements for the three months ended March 31, 2020 and 2019**

*	To be filed by amendment.
**	Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

[Xperi Product]

By:
Name:
Title:
Date: